Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis is as of May 15, 2009 and should be read in conjunction with our unaudited consolidated financial statements for the three months ended March 31, 2009 and the related notes included thereto and the annual MD&A. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to our company, including our 2008 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current programs are focused on the treatment of atrial arrhythmias. We also have an ongoing Phase 1 clinical program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have a pre-clinical projects directed at improving cardiovascular function.

Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart.  In Q4-2004 and Q3-2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation.  In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc. (Astellas).  In Q1-2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation.  In Q2-2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA for vernakalant (iv).  In Q4-2006, Astellas re-submitted the NDA for vernakalant (iv) to the FDA, triggering a U.S. $10 million payment to us.  In Q1-2007, we announced that the FDA had accepted the NDA for vernakalant (iv) for review.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) into January 2008.  In Q4-2007, we together with Astellas participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee, and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv).  The FDA did not provide an action letter prior to the target Prescription Drug User Fee Act (PDUFA) date of January 19, 2008. In Q1-2008 we initiated a Phase 3 European comparator study for vernakalant (iv). In Q3-2008, we announced Astellas’ receipt of an approvable letter from the FDA for vernakalant (iv).

Cardiome Pharma Corp.

We are also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of atrial fibrillation.  A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007.  We announced positive interim results from this study in Q1-2008, and positive final results from the completed study in Q3-2008.

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, and additional indications are under consideration. Cardiogenic shock is a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.  In Q4-2007 we announced initiation of a Phase 1 study for GED-aPC.  Multiple cohorts have successfully completed and additional cohorts are planned.

In April 2009, we announced a collaboration and license agreement with Merck & Co., Inc. (“Merck”), providing Merck with exclusive global rights to vernakalant (oral) and exclusive rights outside of the United States, Canada and Mexico to vernakalant (iv).

CORPORATE DEVELOPMENT

Merck Agreement
In April 2009, we announced a collaboration and license agreement with Merck for the development and commercialization of vernakalant.  The agreement provides Merck with exclusive global rights to vernakalant (oral), and provides exclusive rights outside of the United States, Canada and Mexico to vernakalant (iv).

Under terms of the agreement, Merck will pay us an initial fee of US$60 million.  In addition, we are eligible to receive up to US$200 million in payments based on achievement of certain milestones associated with the development and approval of vernakalant products, including a total of US$35 million for initiation of a planned Phase 3 program for vernakalant (oral) and submission for regulatory approval in Europe of vernakalant (iv), and up to US$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations.  Also, we will receive tiered royalty payments on sales of any approved products and have the potential to receive up to US$340 million in milestone payments based on achievement of significant sales thresholds.

We have also retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates.  Merck has granted us a secured, interest-bearing credit facility of up to US$100 million that we may access in tranches over several years commencing in 2010.

The effectiveness of the collaboration agreement is subject to the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.  Our agreement with Astellas Pharma U.S., Inc. for vernakalant (iv) in the United States, Canada and Mexico is unaffected by this agreement.

Cardiome Pharma Corp.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	NDA	NDA originally submitted in Q1-2006. “Refusal to file” letter issued by FDA in Q2-2006. NDA re-submitted in Q4-2006. FDA approvable letter received August 2008.	94.4
	European Comparator Study	Trial initiated in Q1-2008.
Vernakalant (oral)	Phase 2b Clinical Trial	Trial initiated in Q1-2007. Interim results released in Q1-2008. Final results released in July 2008.	116.3
GED-aPC	Phase 1	Phase 1 study initiated in Q4-2007.	11.8
Artesian Projects	Pre-Clinical Stage	Pre-clinical studies	6.6

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)
During Q1-2009, we continued preparation and evaluation of regulatory and distribution strategies outside of North America.  Further development efforts for vernakalant (iv) outside of North America will now be the responsibility of Merck, other than the Phase 3 European comparator study for vernakalant (iv) initiated in Q1-2008 which will continue to be our responsibility through expected completion in the second half of 2009.

We also continued to support Astellas when requested as they work towards responding to the FDA approvable letter received in Q3-2008.

Vernakalant (oral)
During Q1-2009, we continued our review of results from the completed Phase 2b study, evaluated clinical strategies for continued development of vernakalant (oral), and continued other non-clinical and CMC work on the program.  Further development efforts for vernakalant (oral) globally will now be the responsibility of Merck.

GED-aPC
During Q1-2009, we continued to conduct pre-clinical research, development and manufacturing work, and continued our clinical work on a Phase 1 trial for the compound.

Phase 1 Clinical Trial
In Q4-2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 24 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Multiple cohorts have successfully completed the study and additional cohorts are planned.  The study is ongoing. Following the results of this study, we will evaluate whether to advance GED-aPC into further clinical studies.

Cardiome Pharma Corp.

Other Projects
We continue to conduct pre-clinical research and development work on other projects.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Note 2 of our 2008 consolidated annual financial statements and in our 2008 annual management discussion and analysis.

Changes in Significant Accounting Policies
On January 1, 2009, we retrospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) in new Section 3064, Goodwill and Intangible Assets, of the CICA Handbook. The new standard, which applies to fiscal years beginning on or after October 1, 2008, clarifies the recognition of intangible assets, including internally generated assets. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition. The standard also provides guidance on the recognition and measurement of internally generated assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

Upon adoption of this new standard, patent costs previously capitalized did not meet the new criteria for capitalization. As a result, we adjusted our prior period balances as if the new accounting policy had always been applied. We recorded a decrease in intangible assets and an increase in deficit at December 31, 2008 and 2007 of $1,816 and $1,974, respectively, relating to patent costs capitalized in prior periods. The impact on the consolidated statements of operations and comprehensive loss for the three months ended March 31, 2008, was an increase in research and development costs of $144 and a decrease in amortization of $80, resulting in an overall increase in net loss of $64. The basic and diluted loss per common share remained unaffected as a result of the retrospective restatement.

Cardiome Pharma Corp.
Impact of Accounting Pronouncements Affecting Future Periods
On February 13, 2008, the Accounting Standards Board (AcSB) confirmed that the use of International Financial Reporting Standards (IFRS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

We will adopt IFRS for interim and annual financial statements beginning on January 1, 2011. We will also present comparative results for fiscal 2010 on an IFRS basis. To accomplish this, in 2010, we will effectively maintain two parallel books of accounts.

In order to meet the requirement to transition to IFRS, we have developed a plan to convert our consolidated financial statements to IFRS. Our plan is comprised of three phases: (1) assessing the impact and planning the conversion; (2) designing, educating and building tools, and; (3) implementing the required changes to systems, processes, and internal controls over financial reporting. We are on track with our plans and are currently preparing a detailed analysis of the differences between IFRS and our accounting policies as well as an assessment of the impact of various alternatives.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaced Section 1581, Business Combinations. The new standard adopts relevant parts of IFRS 3, Business Combinations, in establishing standards for the accounting for a business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. We do not expect the adoption of the standard to have a material impact on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replaced Section 1600, Consolidated Financial Statements. The new standards establish accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The new standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. We do not expect the adoption of the standard to have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

We recorded a net loss of $12.0 million ($0.19 per common share) for the three months ended March 31, 2009 (“Q1-2009”), compared to a net loss of $22.2 million ($0.35 per common share) for the three months ended March 31, 2008 (“Q1-2008”).  The decrease in net loss for the current quarter was largely due to decreased research and development expenditures related to vernakalant (oral) and GED-aPC clinical activities.

Cardiome Pharma Corp.

Operating costs are expected to decrease for the remainder of the year as any future clinical and development costs related to vernakalant oral will be borne 100% by Merck.  We will continue to incur costs related to the completion of the Phase 3 European comparator study for vernakalant (iv) and the continued development of GED-aPC. Revenue is expected to increase over the next year as we expect to receive upfront and milestone payments from our collaborative partners, including the upfront payment of U.S.$60 million from Merck. Depending on the accounting treatment of these payments, our revenue may be higher than our operating costs during this period. Research collaborative fees or royalty revenue are not expected to be significant during the next year.

Revenues
Revenue for Q1-2009 was $0.2 million, a decrease of $0.2 million from $0.4 million in Q1-2008.  Revenue in Q1-2009 consisted of $nil (Q1-2008 - $0.2 million) in licensing fees and $0.2 million (Q1-2008 - $0.2 million) in research and collaborative fees.

Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partners. No milestone payments were received or recognized in Q1-2009 or Q1-2008. In Q1-2008, we recognized the remainder of deferred revenue related to the upfront payment and premium on equity investment from Astellas.

Research and collaborative fees are comprised of contract research fees and project management fees from our collaborative partners.

In the future, we will earn revenue from our new collaboration and licensing agreement with Merck for the development of vernakalant. In addition, depending on the results and timing of a decision by the FDA, we may earn additional milestone payments and royalties from Astellas.

Research and Development Expenditures
Research and development (R&D) expenditures were $7.7 million for Q1-2009 compared to $18.2 million for Q1-2008.

(in millions of dollars)	For the Three Months Ended March 31
Project	2009 $	2008 (Restated) $
Vernakalant (oral)	3.7	12.1
Vernakalant (iv)	3.2	2.8
GED-aPC	0.5	2.2
Other projects	0.3	1.1
Total research and development expenses	7.7	18.2

The decrease of $10.5 million in R&D expenditures in Q1-2009 was primarily due to the completion of the Phase 2b trial for vernakalant (oral) in fiscal 2008. The decrease in vernakalant (oral) and GED-aPC expenditures was partially offset by increased costs for vernakalant (iv), relating to the ongoing Phase 3 European comparator study. Spending on other projects was largely related to internal pre-clinical research and development work.

Cardiome Pharma Corp.

For the remainder of the year, we expect to incur costs related to the completion of the Phase 3 European comparator study for vernakalant (iv). As well, we may incur additional costs associated with responding to the approvable letter from the FDA for vernakalant (iv). We will also continue to incur costs related to the continued development of GED-aPC and other pre-clinical projects.

General and Administration Expenditures
General and administration (G&A) expenditures for both Q1-2009 and Q1-2008 were $4.1 million. Generally, the nature of G&A expenditures remained consistent in both years with the exception of a decrease in stock based compensation expense of $0.3 million in Q1-2009 compared to Q1-2008, offset by an increase in legal and professional fees of $0.3 million largely related to work performed in relation to the Merck licensing agreement. For the remainder of the year, we expect our G&A expenditures to remain at current levels.

Amortization
Amortization for Q1-2009 was $0.8 million compared to $1.0 million for Q1-2008. In both periods, amortization expense related to the GED-aPC technology license and capital equipment.  Amortization in Q1-2008 also included amortization of the Artesian technology license which was written off in December 2008.

Other Income
Interest and other income for Q1-2009 was $0.03 million compared to $0.3 million in Q1-2008. The decrease was primarily due to lower average interest-bearing cash and short-term investment balances and lower interest rates.

Foreign exchange gains remained consistent at $0.3 million in both Q1-2009 and Q1-2008. Foreign exchange gains and losses are primarily attributable to the translation of U.S. and Euro denominated net monetary assets into Canadian dollars for reporting purposes at period end.

Cardiome Pharma Corp.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of Canadian dollars except per share amounts)	1st Quarter ended	4th Quarter ended (Restated)(1)	3rd Quarter ended (Restated)(1)	2nd Quarter ended (Restated)(1)
	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008

Total revenue	$274	$410	$536	$202
Research and development	7,715	9,636	8,502	12,815
General and administration	4,137	3,833	4,819	4,406
Net loss for the period	(12,038)	(8,553)	(11,758)	(18,038)
Basic and diluted net loss per common share	(0.19)	(0.13)	(0.18)	(0.28)

	1st Quarter ended (Restated)(1)	4th Quarter ended (Restated)(1)	3rd Quarter ended (Restated)(1)	2nd Quarter ended (Restated)(1)
	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007

Total revenue	$456	$1,110	$961	$1,098
Research and development	18,212	20,301	15,168	9,891
General and administration	4,112	4,898	4,197	4,831
Net loss for the period	(22,243)	(25,377)	(31,627)	(14,643)
Basic and diluted net loss per common share	(0.35)	(0.40)	(0.50)	(0.23)

(1) Restatement relates to the adoption of CICA Section 3064 (see note 2(a)) of our unaudited March 31, 2009 consolidated financial statements.

The primary factors affecting the magnitude of our losses in the various quarters were R&D expenditures associated with clinical development programs, foreign exchange gains and losses, and stock based compensation expense.

The significant decrease in net loss for the 4th quarter of 2008, when compared with the other quarters, was due to reduced research and clinical costs as a result of the completion of the Phase 2b clinical trial for vernakalant (oral) in Q3-2008.  In addition, a foreign exchange gain contributed to the decrease in net loss, reflecting the increased value of the U.S. dollar compared to the Canadian dollar during the quarter. The substantial losses for the 3rd and 4th quarters of 2007, as well as the 1st and 2nd quarters of 2008, when compared with the other quarters, was due to increased research and clinical costs associated with our vernakalant (oral) Phase 2b clinical trial,  and costs associated with the development of GED-aPC.  The 3rd quarter of 2007 loss also included foreign exchange losses of $13.4 million reflecting the decreased value of the U.S. dollar compared to the Canadian dollar during the quarter.  The fluctuation in G&A costs over the various quarters is primarily due to corporate governance activities, business development initiatives, stock based compensation expense and the strategic process.

Cardiome Pharma Corp.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash
Our operational activities during the current quarter were financed mainly by our working capital carried forward from the preceding fiscal year and research collaborative fees collected from Astellas. We believe that our cash position as of March 31, 2009 and the anticipated cash inflows from our collaborative partners, including the U.S.$60 million upfront payment from Merck in Q2-2009, interest income and access to the $100 million line of credit from Merck starting in 2010 will be sufficient to finance our operational and capital needs for at least 24 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, revenues associated with collaborative and license arrangements with third parties and strategic opportunities.

At March 31, 2009, we had working capital of $16.5 million compared to $27.4 million at December 31, 2008. We had available cash reserves comprised of cash and cash equivalents of $24.5 million at March 31, 2009 compared to cash and cash equivalents of $37.1 million at December 31, 2008.

Cash used in operating activities for Q1-2009 was $12.8 million compared to $19.3 million for Q1-2008. The decrease of $6.5 million in cash used in operating activities in Q1-2009 compared to Q1-2008 was primarily due to a decrease of $10.4 million in net loss after adjusting for all non-cash items. This decreased cash operating loss reflects decreased costs in R&D activities. This is offset by the increase in net cash payments of $3.9 million related to accounts receivable, accounts payable, prepaids, and deferred revenue.

Cash used in investing activities in Q1-2009 was $0.001 million compared to $0.1 million for Q1-2008. Cash used in investing activities in Q1-2008 consisted of $0.3 million for the purchase of lab equipment, offset by $0.2 million relating to the sale of short-term investments.

CONTRACTUAL OBLIGATIONS

As of March 31, 2009 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2009 $	2010 $	2011 $	2012 $	2013 $	There-after $	Total $
Other long-term obligations	18	26	29	32	35	6	146
Operating lease obligations	1,007	1,446	1,437	1,476	1,485	309	7,160
Commitments for clinical research agreements and other agreements	6,128	236	56	41	56	Nil	6,517
Total	7,153	1,708	1,522	1,549	1,576	315	13,823

Outstanding Share Capital
As of May 15, 2009, we had 63,766,296 common shares issued and outstanding, 2,272,727 Series A preferred shares issued and outstanding, and 4,806,062 common shares issuable upon the exercise of outstanding stock options (of which 4,022,289 were exercisable) at a weighted average exercise price of $8.29 per share.

Cardiome Pharma Corp.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of March 31, 2009 was $0.2 million (December 31, 2008 - $0.2 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.3 million of legal fees for services provided by this legal firm for the same periods in Q1-2009 and Q1-2008.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At March 31, 2009, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

CARDIOME PHARMA CORP.

Periods ended March 31, 2009 and 2008

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	As at
	March 31,	December 31,
	2009	2008
	(Unaudited)	(Restated-
		note 2(a))

Assets

Current assets:
Cash and cash equivalents	$24,515	$37,142
Accounts receivable	844	595
Prepaid expenses and other assets	1,840	1,324
	27,199	39,061

Property and equipment	3,447	3,725
Intangible assets	17,979	18,535
	$48,625	$61,321

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$10,464	$11,503
Current portion of deferred leasehold inducement	206	206
	10,670	11,709

Deferred leasehold inducement	842	893

Shareholders’ equity:
Common shares	327,986	327,986
Preferred shares (note 4(a))	25,181	25,181
Contributed surplus	25,387	24,955
Deficit	(341,441)	(329,403)
	37,113	48,719

	$48,625	$61,321

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

	Three months ended
	March 31,	March 31,
	2009	2008
		(Restated-
		note 2(a))

Revenue:
Licensing fees	$-	$224
Research collaborative fees	274	232
	274	456

Expenses:
Research and development	7,715	18,212
General and administration	4,137	4,112
Amortization	832	1,011
	12,684	23,335

Operating loss	(12,410)	(22,879)

Other income:
Interest and other income	31	326
Foreign exchange gain	341	310
	372	636

Net loss for the period	(12,038)	(22,243)

Other comprehensive income, net of income taxes:
Reclassification adjustment for realized loss included in net loss	-	10

Comprehensive loss for the period	$(12,038)	$(22,233)

Basic and diluted loss per common share(1)	$(0.19)	$(0.35)

Weighted average number of common shares outstanding	63,762,296	63,727,290

(1) Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended
	March 31,	March 31,
	2009	2008
		(Restated-
		note 2(a))

Common shares:
Balance, beginning and end of period	$327,986	$327,835

Preferred shares:
Balance, beginning and end of period	25,181	-

Contributed surplus:
Balance, beginning of period	24,955	21,927
Stock option expense recognized	432	1,014

Balance, end of period	25,387	22,941

Deficit:
Balance, beginning of period	(329,403)	(269,041)
Net loss for the period	(12,038)	(22,243)

Balance, end of period	(341,441)	(291,284)

Accumulated other comprehensive income (loss):
Balance, beginning of period	-	(10)
Other comprehensive income (loss) for the period	-	10

Balance, end of period	-	-

Total shareholders’ equity	$37,113	$59,492

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended
	March 31,	March 31,
	2009	2008
		(Restated-
		note 2(a))

Cash provided by (used in):

Operations:
Net loss for the period	$(12,038)	$(22,243)
Add items not affecting cash:
Amortization	832	1,011
Stock-based compensation	432	1,014
Deferred leasehold inducement	(51)	(13)
Foreign exchange gain	(192)	(1,219)
Write off of property and equipment	3	-
Adjustment to reconcile net loss to net cash used in operating activities:
Accounts receivable	(249)	674
Prepaid expenses	(516)	(1,161)
Accounts payable and accrued liabilities	(1,039)	2,843
Deferred revenue	-	(224)
	(12,818)	(19,318)

Investments:
Purchase of property and equipment	(1)	(262)
Sale of short-term investments	-	157
	(1)	(105)

Foreign exchange gain on cash and cash equivalents held in foreign currencies	192	2,165

Decrease in cash and cash equivalents during the period	(12,627)	(17,258)

Cash and cash equivalents, beginning of period	37,142	67,988

Cash and cash equivalents, end of period	$24,515	$50,730

Supplemental cash flow information:
Interest paid	$4	$4
Interest received	32	446

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2009 and 2008

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with Cardiome Pharma Corp’s (the Company) annual audited consolidated financial statements for the year ended December 31, 2008, except as described in note 2 below. These unaudited interim consolidated financial statements do not include all note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2008 filed with the appropriate securities commissions. The results of operations for the three-month periods ended March 31, 2009 and 2008 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.	Changes in accounting policies:

(a)  Goodwill and Intangible Assets

On January 1, 2009, the Company retrospectively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard, which applies to fiscal years beginning on or after October 1, 2008, clarifies the recognition of intangible assets, including internally generated assets. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition. The standard also provides guidance on the recognition and measurement of internally generated assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

Upon adoption of this new standard, patent costs previously capitalized did not meet the new criteria for capitalization. The impact on the financial position of the Company was a decrease in intangible assets and an increase in deficit at December 31, 2008 and 2007 of $1,816 and $1,974, respectively, relating to patent costs capitalized in prior periods. The impact on the consolidated statements of operations and comprehensive loss for the three months ended March 31, 2008, was an increase in research and development costs of $144 and a decrease in amortization of $80, resulting in an overall increase in net loss of $64. The basic and diluted loss per common share remained unaffected as a result of the retrospective restatement.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2009 and 2008

2.	Changes in accounting policies (continued):

(b)  Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 1, 2009, the Company adopted the Emerging Issues Committee (EIC) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC - 173). EIC - 173 requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The accounting treatment of this Abstract is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this Abstract did not have an impact on the Company’s consolidated financial statements.

3.	Future changes in accounting policies:

(a)  International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company is currently assessing the impact of these new standards on its consolidated financial statements.

(b)  Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaced Section 1581, Business Combinations. The new standard adopts relevant parts of IFRS 3, Business Combinations, in establishing standards for the accounting for a business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

(c)  Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replaced Section 1600, Consolidated Financial Statements. The new standards establish accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The new standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2009 and 2008

4.	Share capital:

(a)  Issuance of preferred shares:

On October 23, 2008, in connection with the issuance of 2,272,727 preferred shares, the Company filed a Canadian prospectus and related U.S. registration statement (the “registration statement”) to register the shares issuable upon conversion of the Series A preferred shares.  The registration statement became effective November 6, 2008. If the effectiveness of the registration statement is not maintained, the Company is subject to a registration payment arrangement under which it is required to pay an amount equal to 1.5% of the purchase price of the preferred shares on the thirtieth day following the failure to maintain the effectiveness requirement and for each thirtieth day thereafter until the earlier of reobtaining effectiveness or July 25, 2009.  As at March 31, 2009, the maximum amount that the Company could be required to pay if it fails to maintain an effective registration statement is U.S.$1,450.  The Company has not recorded a liability related to the registration payment arrangement at March 31, 2009, because it does not believe that payment is probable.

(b)  Stock options:

Details of the stock option transactions for the three months ended March 31, 2009 are summarized as follows:
	Number of	Weighted
	stock	average
	options	exercise
	outstanding	price ($)
Balance, December 31, 2008	4,828,562	8.30
Options forfeited	(18,500)	11.16

Balance, March 31, 2009	4,810,062	8.29

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2009 and 2008

4.	Share capital (continued):

(b)  Stock options (continued):

At March 31, 2009, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted
	Number of	average	Weighted	Number of	Weighted
	common	remaining	average	common	average
Range of	shares	contractual	exercise	shares	exercise
exercise prices	issuable	life (years)	price($)	issuable	price ($)

$3.32 to $5.54	1,205,200	0.18	3.70	1,205,200	3.70
$6.06 to $8.95	1,647,353	1.77	7.78	1,594,853	7.76
$8.98 to $11.15	997,767	3.66	10.16	504,360	10.21
$11.26 to $14.59	959,742	3.70	12.99	686,626	13.11

	4,810,062	2.15	8.29	3,991,039	7.76

 (c)  Stock-based compensation:

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees and consultants is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	For the Three Months Ended
	March 31
	2009	2008

Research and development	$134	$399
General and administration	298	615

Total	$432	$1,014

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2009 and 2008

4.	Share capital (continued):

(c)  Stock-based compensation (continued):

The Company did not grant any stock options during the three months ended March 31, 2009. The weighted average fair value of stock options granted during the three months ended March 31, 2008 was $3.61 per option. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the Three Months Ended
	March 31
	2009	2008

Dividend yield	-	0%
Expected volatility	-	47.2%
Risk-free interest rate	-	3.4%
Expected average life of the options	-	4.5 years

5.	Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three months ended March 31, 2009, the Company has incurred legal fees of $292 for services provided by the law firm relating to general corporate matters and review of partnership opportunities (three months ended March 31, 2008 - $252). Included in accounts payable and accrued liabilities at March 31, 2009 is an amount of $211 (December 31, 2008 - $150) owing to the legal firm.

6.	Subsequent event:

On April 8, 2009, the Company entered into a collaboration and license agreement with Merck & Co., Inc. (Merck) for the development and commercialization of vernakalant.  Pursuant to this agreement, the Company has granted Merck exclusive global rights to the oral formulation of vernakalant (vernakalant (oral)), and has granted a Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, exclusive rights outside of the United States, Canada and Mexico to the intravenous (iv) formulation of vernakalant (vernakalant (iv)). This agreement is subject to receipt of regulatory approval under anti-competition legislation in the United States, at which time the principal terms of the agreement will become effective. The Company’s agreement with Astellas Pharma U.S., Inc. for vernakalant (iv) in the United States, Canada and Mexico is unaffected by this agreement.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2009 and 2008

6.	Subsequent event (continued):

Under the terms of the agreement, Merck has agreed to pay the Company an up-front payment of U.S.$60 million, milestone payments of up to U.S.$200 million based on achievement of certain development and approval milestones associated with vernakalant products, including a total ofU.S.$35 million for initiation of a planned Phase 3 program for vernakalant (oral) and submission for regulatory approval in Europe of vernakalant (iv), and up to U.S.$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. In addition, the Company will receive tiered royalty payments on sales of any approved products and have the potential to receive milestone payments of up to U.S.$340 million based on achievement of significant sales thresholds. Merck has also granted the Company a secured, interest-bearing credit facility of up to U.S.$100 million that can be accessed in tranches over several years commencing in 2010. The Company has also retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates.